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Writer's Direct Line:  (614) 628-0801
Writer's E-Mail Address:  ajf@cpmlaw.com

                                                                 August 10, 2005

FEDERAL EXPRESS

Ms. Tangela Richter
Branch Chief
United States Securities & Exchange Commission
455th Street, N.W.
Mail Stop 7010
Washington, D.C.  20549

                                           Re:   Kahiki Foods, Inc. Registration
                                                 Statement on Form SB-2
                                                 File No. 333-126268

Dear Ms. Richter:

      We have today filed Pre-Effective Amendment No. 1 to the Registration Statement to Kahiki Foods, Inc. pursuant to EDGAR. As a courtesy, we are enclosing three marked copies of the Amended Registration on Form SB-2 of Kahiki Foods, Inc. which updates information and incorporates, among other things, changes to the Registration Statement as a result of comments contained in your letter dated July 26, 2005. The numbered paragraphs in this letter correspond to the numbered comments in your comment letter.

      1. We have expanded the selling shareholder table to include information as to the natural persons with power to vote and dispose of the securities offered for resale by the entities that are listed as selling shareholders.

      2. We have provided disclosure pursuant to footnotes regarding all selling shareholders who are registered broker dealers (Laconia Capital Corp.) or affiliates of registered broker dealers (Karl Birkenfeld).

      3. We have revised the selling shareholder table to include the total number of securities to be offered for each selling shareholder's account and the percentage to be owned by each shareholder after completion of the offering.

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Ms. Tangela Richter
August 10, 2005
Page 2

      4. We have disclosed by footnote how each of the selling shareholders received the shares being offered.

      We believe that the revisions being made in Pre-Effective Amendment No. 1 have adequately responded to all comments by the staff.

      Should you have any questions regarding this matter, please contact the undersigned.

                                          Very truly yours,

                                          CARLILE PATCHEN & MURPLY LLP

                                          Andrew J. Federico

Enclosures
cc:   Mr. Alan Hoover
      Ms. Julie Fratianne